Exhibit 99.1

Fiscal Q4 2019 WNS (Holdings) Limited

WNS Announces Fiscal 2019 Fourth Quarter and Full Year Earnings,

Provides Guidance for Fiscal 2020

NEW YORK, NY and MUMBAI, INDIA, April 25, 2019 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2019 fourth quarter and full year ended March 31, 2019.

Highlights – Fiscal 2019 Fourth Quarter:

GAAP Financials

•  Revenue of $210.5 million, up 3.8% from $202.7 million in Q4 of last year and up 5.4% from $199.7 million last quarter

•  Profit of $29.7 million, compared to $24.5 million in Q4 of last year and $28.6 million last quarter

•  Diluted earnings per ADS of $0.57, compared to $0.47 in Q4 of last year and $0.55 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $206.6 million, up 4.2% from $198.2 million in Q4 of last year and up 5.5% from $195.9 million last quarter

•  Adjusted Net Income (ANI) of $37.8 million, compared to $33.0 million in Q4 of last year and $38.0 million last quarter

•  Adjusted diluted earnings per ADS of $0.73, compared to $0.63 in Q4 of last year and $0.73 last quarter

Other Metrics

•  Added 8 new clients in the quarter, expanded 24 existing relationships

•  Days sales outstanding (DSO) at 30 days

•  Global headcount of 39,898 as of March 31, 2019

Highlights – Fiscal 2019 Full Year:

GAAP Financials

•  Revenue of $809.1 million, up 6.8% from $758.0 million in fiscal 2018

•  Profit of $105.4 million, compared to $86.4 million in fiscal 2018

•  Diluted earnings per ADS of $2.02, compared to $1.63 in fiscal 2018

Non-GAAP Financial Measures*

•  Revenue less repair payments of $794.0 million, up 7.1% from $741.0 million in fiscal 2018

•  Adjusted Net Income (ANI) of $140.4 million, compared to $118.4 million in fiscal 2018

•  Adjusted diluted earnings per ADS of $2.69, compared to $2.24 in fiscal 2018

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the fourth quarter was $210.5 million, representing a 3.8% increase versus Q4 of last year and a 5.4% increase from the previous quarter. Revenue less repair payments* in the fourth quarter was $206.6 million, an increase of 4.2% year-over-year and a 5.5% increase sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal fourth quarter grew 9.1% versus Q4 of last year and 5.0% sequentially. Year-over-year, fiscal Q4 revenue improvement was driven by healthy organic growth across key verticals, services, and geographies, which more than offset headwinds from currency movements and hedging losses. Sequentially, revenue growth was the result of broad-based revenue strength and favorability from currency and hedging.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q4 2019 WNS (Holdings) Limited

Operating margin in the fourth quarter was 15.3%, as compared to 14.5% in Q4 of last year and 16.7% in the previous quarter. On a year-over-year basis, margin improvement was the result of favorable currency movements net of hedging, operating leverage on higher volumes, and increased productivity. These benefits more than offset the impact of our annual wage increases. Sequentially, margins reduced due to currency movements and hedging and lower productivity associated with Q4 hiring. These headwinds more than offset lower share-based compensation expense and operating leverage on higher volumes.

Fourth quarter adjusted operating margin* was 20.8%, versus 20.4% in Q4 of last year and 23.0% last quarter. Explanations for the adjusted operating margin* movements on a year-over-year and sequential basis are the same as described for GAAP operating margins above, with the exception of share-based compensation.

Profit in the fiscal fourth quarter was $29.7 million, as compared to $24.5 million in Q4 of last year and $28.6 million in the previous quarter. Adjusted net income (ANI)* in Q4 was $37.8 million, up $4.9 million as compared to Q4 of last year and down $0.1 million from the previous quarter. In addition to the operating margin favorability noted previously, year-over-year profit and ANI* were further increased by a lower effective tax rate, higher interest income, and lower debt expense. Sequentially, profit increased as a lower effective tax rate, higher interest income, and lower debt expense more than offset the impact of lower operating margin. ANI* declined sequentially, as the favorable quarter-over-quarter impact of lower share-based compensation expense is excluded from the ANI* calculation.

From a balance sheet perspective, WNS ended Q4 with $235.8 million in cash and investments and $61.4 million of debt. In the fourth quarter, the company generated $44.9 million in cash from operations, and incurred $7.7 million in capital expenditures. Fourth quarter days sales outstanding were 30 days, as compared to 30 days reported in Q4 of last year and 32 days in the previous quarter.

“In the fiscal fourth quarter, WNS once again delivered solid operational and financial performance. Q4 revenue less repair payments* grew 4% year-over-year, or 9% on a constant currency* basis, and we added 8 new logos during the quarter. Our full year results demonstrate WNS’s differentiated positioning in the BPM marketplace and our ability to execute. For fiscal 2019, WNS grew organic, constant currency* revenue by 10%, delivered adjusted operating margin of 21%, grew adjusted diluted earnings* per ADS by 20% to $2.69, and increased our net cash position by $42.3 million,” said Keshav Murugesh, WNS’s Chief Executive Officer. “As we enter fiscal 2020, the BPM marketplace remains healthy with business disruption driving transformational opportunities. We believe WNS’s deep domain expertise, combined with our capabilities across technology and automation, analytics, and process, uniquely positions us to help clients better compete. We remain focused on investing for the future, and to “co-create” with our clients to deliver long-term sustainable business value for all of our key stakeholders.”

Fiscal 2020 Guidance

WNS is providing guidance for the fiscal year ending March 31, 2020 as follows:

•

Revenue less repair payments* is expected to be between $854 million and $900 million, up from $794.0 million in fiscal 2019. This assumes an average GBP to USD exchange rate of 1.31 in fiscal 2020 versus 1.31 in fiscal 2019.

•

ANI* is expected to range between $139 million and $151 million versus $140.4 million in fiscal 2019. This assumes an average USD to INR exchange rate of 69.00 in fiscal 2020 versus 69.92 in fiscal 2019.

•	Fiscal 2020 guidance includes an anticipated reduction in adjusted diluted earnings* per ADS of $0.05 as a result of IFRS 16 (as discussed below).

•	Based on a diluted share count of 52.1 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $2.67 to $2.90 versus $2.69 in fiscal 2019.

“The company has provided our initial forecast for fiscal 2020 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our guidance for the year reflects growth in revenue less repair payments* of 8% to 13%, or 7% to 13% on a constant currency* basis. Consistent with our guidance methodology in previous years, we enter fiscal 2020 with 90% visibility to the midpoint of the range. For the year, we expect capital expenditures of approximately $37 million.”

Fiscal Q4 2019 WNS (Holdings) Limited

IFRS 16:

As of April 1, 2019, WNS adopted the new IFRS standard on lease accounting (IFRS 16 ‘Leases’). The standard requires a lessee to recognize a right of use asset and lease liabilities for all leases, initially measured at the present value of–future lease payments. It replaces the prior accounting policy of a straight-line lease expense model with a higher interest accruing at a higher rate in earlier years and decreasing over the lease term while depreciation is on a straight-line basis. Under the IFRS 16 adoption method chosen by WNS, prior years are not restated to conform to the new policies. Consequently, the year-over-year changes in profit, assets and liabilities, and cash flows in fiscal 2020 will be impacted by the new policies.

The actual impact of IFRS 16 on our profit depends not only on the lease agreements in effect at the time of adoption but also on new lease agreements entered into or terminated in fiscal 2020. Based on WNS’s current lease volumes, we expect the impact of IFRS 16 on our fiscal 2020 profit to be as follows:

•	Adjusted gross profit* and adjusted operating margin* percentages are expected to increase by 120 to 130 basis points.

•	Finance expense as a percentage of revenue is expected to increase by 160 to 170 basis points.

•	ANI* is expected to reduce by $2.8 million or 30 basis points, which translates to a reduction in adjusted diluted earnings* per ADS of $0.05.

Conference Call

WNS will host a conference call on April 25, 2019 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 8167019. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 8167019, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 350 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2019, WNS had 39,898 professionals across 59 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2020 guidance and the expected impact of IFRS 16 on our profit, future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our ability to attract and retain clients; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; negative public reaction in the US or the UK to offshore outsourcing; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

Fiscal Q4 2019 WNS (Holdings) Limited

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

Fiscal Q4 2019 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
Revenue	$210.5	$202.7	$199.7	$809.1	$758.0
Cost of revenue	131.1	128.4	125.2	518.2	503.1

Gross profit	79.4	74.3	74.5	290.9	254.8
Operating expenses:
Selling and marketing expenses	11.3	11.8	10.9	44.6	41.8
General and administrative expenses	31.3	30.5	28.2	115.3	117.6
Foreign exchange loss / (gain), net	0.5	(1.4)	(1.9)	(4.5)	(15.0)
Amortization of intangible assets	3.9	4.0	3.9	15.8	15.5

Operating profit	32.3	29.4	33.4	119.8	94.9

Other income, net	(4.6)	(3.6)	(3.6)	(14.6)	(11.2)
Finance expense	0.7	1.1	0.8	3.2	4.3

Profit before income taxes	36.2	31.8	36.2	131.2	101.9
Income tax expense	6.5	7.3	7.6	25.7	15.4

Profit after tax	$29.7	$24.5	$28.6	$105.4	$86.4

Earnings per share of ordinary share
Basic	$0.59	$0.49	$0.57	$2.10	$1.72

Diluted	$0.57	$0.47	$0.55	$2.02	$1.63

Fiscal Q4 2019 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Mar 31, 2019	As at Mar 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$85.4	$99.8
Investments	67.9	121.0
Trade receivables, net	73.9	71.4
Unbilled revenue	66.8	61.7
Funds held for clients	7.1	10.1
Derivative assets	13.4	11.7
Contract assets	4.2	—
Prepayments and other current assets	16.8	24.9

Total current assets	335.4	400.5

Non-current assets:
Goodwill	130.8	135.2
Intangible assets	80.2	89.7
Property and equipment	61.0	60.6
Derivative assets	5.7	3.2
Investments	82.5	0.5
Contract assets	22.0	—
Deferred tax assets	23.8	27.4
Other non-current assets	44.2	42.4

Total non-current assets	450.2	359.0

TOTAL ASSETS	$785.6	$759.6

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$17.8	$19.7
Provisions and accrued expenses	27.6	28.8
Derivative liabilities	2.1	6.5
Pension and other employee obligations	68.1	64.6
Current portion of long-term debt	28.0	27.7
Contract liabilities	5.4	2.9
Current taxes payable	2.6	1.3
Other liabilities	10.3	15.7

Total current liabilities	162.0	167.3

Non-current liabilities:
Derivative liabilities	0.3	2.3
Pension and other employee obligations	11.2	9.6
Long-term debt	33.4	61.4
Contract liabilities	6.6	0.6
Other non-current liabilities	9.0	11.7
Deferred tax liabilities	10.7	11.8

Total non-current liabilities	71.2	97.3

TOTAL LIABILITIES	$233.2	$264.6

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,153,220 shares and 54,834,080 shares; each as at March 31, 2019 and March 31, 2018, respectively)	8.1	8.5
Share premium	269.5	371.8
Retained earnings	478.1	364.4
Other components of equity	(146.9)	(115.5)

Total shareholders’ equity including shares held in treasury	$608.8	$629.2

Less: 1,101,300 shares as at March 31, 2019 and 4,400,000 shares as at March 31, 2018, held in treasury, at cost	(56.4)	(134.2)

Total shareholders’ equity	$552.4	$495.0

TOTAL LIABILITIES AND EQUITY	$785.6	$759.6

Fiscal Q4 2019 WNS (Holdings) Limited

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 16, 2018.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 16, 2018.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding share-based expense and amortization of intangible assets and including the tax effect thereon, and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q4 2019 WNS (Holdings) Limited

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
	(Amounts in millions)			(Amounts in millions)
Revenue (GAAP)	$210.5	$202.7	$199.7	$809.1	$758.0
Less: Payments to repair centers	3.9	4.5	3.9	15.2	17.0
Revenue less repair payments (non-GAAP)	$206.6	$198.2	$195.9	$794.0	$741.0
Exchange rate impact	(0.6)	(9.5)	0.4	(0.1)	(18.2)
Constant currency revenue less repair payments (non-GAAP)	$206.0	$188.7	$196.2	$793.9	$722.8
Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
	(Amounts in millions)			(Amounts in millions)
Cost of revenue (GAAP)	$131.1	$128.4	$125.2	$518.2	$503.1
Less: Payments to repair centers	3.9	4.5	3.9	15.2	17.0
Less: Share-based compensation expense	0.9	0.8	1.2	4.3	3.8
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (non-GAAP)	$126.3	$123.2	$120.1	$498.8	$482.4

Fiscal Q4 2019 WNS (Holdings) Limited

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
	(Amounts in millions)			(Amounts in millions)
Gross profit (GAAP)	$79.4	$74.3	$74.5	$290.9	$254.8
Add: Share-based compensation expense	0.9	0.8	1.2	4.3	3.8
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$80.3	$75.1	$75.8	$295.2	$258.6

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
Gross profit as a percentage of revenue (GAAP)	37.7%	36.7%	37.3%	36.0%	33.6%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	38.8%	37.9%	38.7%	37.2%	34.9%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
	(Amounts in millions)			(Amounts in millions)
Selling and marketing expenses (GAAP)	$11.3	$11.8	$10.9	$44.6	$41.8
Less: Share-based compensation expense	1.1	0.6	1.3	4.0	2.6
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$10.2	$11.3	$9.6	$40.6	$39.2

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
Selling and marketing expenses as a percentage of revenue (GAAP)	5.4%	5.8%	5.5%	5.5%	5.5%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	4.9%	5.7%	4.9%	5.1%	5.3%

Fiscal Q4 2019 WNS (Holdings) Limited

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
	(Amounts in millions)			(Amounts in millions)
General and administrative expenses (GAAP)	$31.3	$30.5	$28.2	$115.3	$117.6
Less: Share-based compensation expense	4.8	5.8	5.2	22.0	24.2
Adjusted general and administrative expenses (excluding share-based compensation expense) (non-GAAP)	$26.5	$24.8	$23.0	$93.2	$93.4

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
General and administrative expenses as a percentage of revenue (GAAP)	14.9%	15.1%	14.1%	14.2%	15.5%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	12.8%	12.5%	11.7%	11.7%	12.6%

Reconciliation of operating profit / (loss) (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
	(Amounts in millions)			(Amounts in millions)
Operating profit (GAAP)	$32.3	$29.4	$33.4	$119.8	$94.9
Add: Share-based compensation expense	6.8	7.1	7.7	30.3	30.6
Add: Amortization of intangible assets	3.9	4.0	3.9	15.8	15.5
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) (non-GAAP)	$43.0	$40.4	$45.1	$165.9	$141.0

Fiscal Q4 2019 WNS (Holdings) Limited

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
Operating profit as a percentage of revenue (GAAP)	15.3%	14.5%	16.7%	14.8%	12.5%
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	20.8%	20.4%	23.0%	20.9%	19.0%

Reconciliation of profit / (loss) (GAAP) to ANI (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
	(Amounts in millions)			(Amounts in millions)
Profit (GAAP)	$29.7	$24.5	$28.6	$105.4	$86.4
Add: Share-based compensation expense	6.8	7.1	7.7	30.3	30.6
Add: Amortization of intangible assets	3.9	4.0	3.9	15.8	15.5
Less: Tax impact on share-based compensation expense(1)	(1.3)	(1.3)	(1.5)	(7.1)	(8.4)
Less: Tax impact on amortization of intangible assets(1)	(1.2)	(1.2)	(0.8)	(4.0)	(5.6)
Adjusted Net Income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$37.8	$33.0	$38.0	$140.4	$118.4

(1)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
Profit as a percentage of revenue (GAAP)	14.1%	12.1%	14.3%	13.0%	11.4%
Adjusted net income (excluding share-based compensation expense and amortization of intangible assets including tax effect thereon) as a percentage of revenue less repair payments (non-GAAP)	18.3%	16.6%	19.4%	17.7%	16.0%

Fiscal Q4 2019 WNS (Holdings) Limited

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
Basic earnings per ADS (GAAP)	$0.59	$0.49	$0.57	$2.10	$1.72
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.21	0.21	0.23	0.92	0.91
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.04)	(0.05)	(0.04)	(0.22)	(0.28)
Adjusted basic earnings per ADS (excluding share-based compensation expenses and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.76	$0.65	$0.76	$2.80	$2.35

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2019	Mar 31, 2018	Dec 31, 2018	Mar 31, 2019	Mar 31, 2018
Diluted earnings per ADS (GAAP)	$0.57	$0.47	$0.55	$2.02	$1.63
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.21	0.21	0.23	0.88	0.88
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.05)	(0.05)	(0.05)	(0.21)	(0.27)
Adjusted diluted earnings per ADS (excluding amortization of intangible assets and share-based compensation expense, including tax effect thereon) (non-GAAP)	$0.73	$0.63	$0.73	$2.69	$2.24